## Organization Indirect Owners

**Organization CRD Number: 2525**

**Organization SEC Number: 8-17822**

**View IA Record**

**Organization Name: DEUTSCHE BANK SECURITIES INC.**

**Applicant Name: DEUTSCHE BANK SECURITIES INC.**

| Full Legal Name | Domestic, Foreign, Individual | Entity in Which Interest is Owned | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|---|
| DEUTSCHE BANK AG | Foreign Entity | DB USA CORPORATION | SHAREHOLDER | 05/1999 | 75% or more | Y | Y | 13-2944988 |
| DB USA CORPORATION | Domestic Entity | DB U.S. FINANCIAL MARKETS HOLDING CORPORATION | SHAREHOLDER | 09/2000 | 75% or more | Y | N | 13-4060471 |